                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)
                             ILLINOIS POWER COMPANY
                           (NAME OF SUBJECT COMPANY)

                        ILLINOIS POWER COMPANY (ISSUER)
                         ILLINOVA CORPORATION (OFFEROR)
                             DYNEGY INC. (OFFEROR)
                           (Names of Filing Persons)

4.08% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-20-8 4.20% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-30-7 4.26% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-40-6 4.42% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-50-5 4.70% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-60-4 7.75% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP NO. 452092-79-4
                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                              KENNETH E. RANDOLPH
                                  DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH A COPY TO:

                                  Julien R. Smythe
                                 Mark S. Croft
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                       711 Louisiana, Suite 1900 - South
                              Houston, Texas 77002
                                 (713) 220-5800
                              Fax: (713) 236-0822

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
                    $37,046,426                                              $7,409

* Fee paid previously. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction value. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of preferred stock listed above pursuant to the tender offer described in the Offer to Purchase and Consent Statement filed as Exhibit (a)(1)(i) hereto. The purchase price for the outstanding shares is $37,046,426.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,409           Filing         Illinois Power Company (Issuer), Illinova
                                            Parties:       Corporation (Offeror) and Dynegy Inc.
                                                           (Offeror)
Form or Registration No.:  Schedule TO      Date Filed:    October 22, 2001, February 25, 2002

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                             INTRODUCTORY STATEMENT

    This Amendment 7 to Tender Offer Statement on Schedule TO (the
"Schedule TO") is being filed with the Securities and Exchange Commission (the "Commission") by Illinois Power Company, an Illinois corporation ("IPC"), Illinova Corporation, an Illinois corporation ("Illinova"), and Dynegy Inc., an Illinois corporation ("Dynegy"), in connection with a tender offer (the "Tender Offer") by Illinova and Dynegy for any and all of IPC's outstanding cumulative preferred stock (the "Preferred Stock"). Terms not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase and Consent Statement (the "Offer to Purchase") filed as Exhibit (a)(1)(i) to Tender Offer Statement on Schedule TO, filed with the Commission by IPC, Illinova and Dynegy on February 25, 2002.

ITEMS 1-11

    The Tender Offer expired at 5:00 p.m., New York City time, on Tuesday,
March 26, 2002. Prior to expiration of the Tender Offer, shares of the Preferred Stock validly tendered and not withdrawn pursuant to the Tender Offer (the "Tendered Shares") were as follows:

                                                                             SHARES
SERIES                                                         CUSIP NO.    TENDERED
------                                                        -----------   --------
4.08% Cumulative Preferred Stock............................  452092-20-8   134,438
                                                              -----------   -------
4.20% Cumulative Preferred Stock............................  452092-30-7    95,948
                                                              -----------   -------
4.26% Cumulative Preferred Stock............................  452092-40-6    70,937
                                                              -----------   -------
4.42% Cumulative Preferred Stock............................  452092-50-5    69,809
                                                              -----------   -------
4.70% Cumulative Preferred Stock............................  452092-60-4   108,011
                                                              -----------   -------
7.75% Cumulative Preferred Stock............................  452092-79-4   182,681
                                                              -----------   -------

    All of the Tendered Shares were accepted for payment by Illinova. A copy of the press release issued by Dynegy on Wednesday, March 27, 2002 is set forth as
Exhibit 1(a)(xi) to this Schedule TO and is hereby incorporated by reference.

ITEM 12. EXHIBITS

    Item 12 is hereby amended and supplemented to add thereto the following:

           EXHIBIT
           NUMBER           DESCRIPTION
    ---------------------   -----------
    (a)(1)(xi)              Press Release issued by Dynegy Inc., dated March 27, 2002*

------------------------

*   Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule TO is true, complete and correct.

Dated: March 28, 2002                                  ILLLINOIS POWER COMPANY

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                                    Name: Stephen W. Bergstrom
                                                                  Title: CHIEF EXECUTIVE OFFICER

                                                       ILLINOVA CORPORATION

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                                    Name: Stephen W. Bergstrom
                                                                 Title: EXECUTIVE VICE PRESIDENT

                                                       DYNEGY INC.

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                                    Name: Stephen W. Bergstrom
                                                               Title: PRESIDENT AND CHIEF OPERATING
                                                                             OFFICER

                                 EXHIBIT INDEX

           EXHIBIT
           NUMBER           DESCRIPTION
    ---------------------   -----------
    (a)(1)(xi)              Press Release issued by Dynegy Inc., dated March 27, 2002*

------------------------

*   Filed herewith.